Exhibit 16.1

KPMG Somekh Chaikin

Millennium Tower

17 Ha’arba’a street, PO Box 609

Tel Aviv 6100601 Israel

+972 3 684 8000

August 6, 2026

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Nexentis Technologies Inc., under the date of August 6, 2026, we reported on the consolidated financial statements of Nexentis Technologies Inc. as of and for the years ended December 31, 2025, and 2024 On August 6, 2026, we were dismissed.

We have read Nexentis Technologies Inc.’s statements included under Item 4.01 of its Form 8-K dated August 6, 2026, and we agree with such statements.

Very truly yours,

/s/ Somekh Chaikin

Member firm of KPMG International

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.